UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __2_)*

Global Ship Lease, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y27183600
(CUSIP Number)

January 21, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Y27183600

1	Names of Reporting Persons
B. Riley Financial, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,189,824
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,189,824
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,189,824
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.1%
12	Type of Reporting Person (See Instructions)
CO

CUSIP No.	Y27183600

1	Names of Reporting Persons
B. Riley Securities, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
1,772,984
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
1,772,984
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,772,984
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.8%
12	Type of Reporting Person (See Instructions)
BD

CUSIP No.	Y27183600

1	Names of Reporting Persons
B. Riley Capital Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
NY
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
416,840
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
416,840
9	Aggregate Amount Beneficially Owned by Each Reporting Person
416,840
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
1.4%
12	Type of Reporting Person (See Instructions)
IA

CUSIP No.	Y27183600

1	Names of Reporting Persons
BRC Partners Management GP, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
416,840
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
416,840
9	Aggregate Amount Beneficially Owned by Each Reporting Person
416,840
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
1.4%
12	Type of Reporting Person (See Instructions)
OO

CUSIP No.	Y27183600

1	Names of Reporting Persons
BRC Partners Opportunities Fund, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
DE
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
416,840
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
416,840
9	Aggregate Amount Beneficially Owned by Each Reporting Person
416,840
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
1.4%
12	Type of Reporting Person (See Instructions)
PN

CUSIP No.	Y27183600

1	Names of Reporting Persons
Bryant R. Riley
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
9,678
	6	Shared Voting Power
2,189,824
	7	Sole Dispositive Power
9,678
	8	Shared Dispositive Power
2,189,824
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,199,502
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.2%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)       Name of Issuer: Global Ship Lease, Inc.

(b)       Address of Issuer’s Principal Executive Offices: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro 1T MH96960

Item 2(a).

B. Riley Financial, Inc., a Delaware corporation (“BRF”),

B. Riley Securities, Inc., a Delaware corporation (“BRS”),

B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”),

BRC Partners Management GP, LLC, a Delaware limited liability company (“BRPGP”),

BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BRPLP”), and

Bryant R. Riley, and individual.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each BRF, BRS, BRCM, BRPGP, BRPLP and Bryant R. Riley is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, CA 90025

Item 2(c).	Citizenship:

BRF, BRS, BRPGP and BRPLP are organized under the laws of the State of Delaware.

BRCM is organized under the laws of the State of New York.

Bryant R. Riley is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 (the “Common Stock”)

Item 2(e).	CUSIP Number:

Y27183600

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☒ Broker or dealer registered under Section 15 of the Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of the date hereof, BRPLP beneficially owned 416,840 shares of Common Stock. BRPGP is the general partner of BRPLP. BRCM is an investment advisor to BRPLP. As a result, each of BRPGP and BRCM may be deemed to have beneficially owned the 416,840 shares of Common Stock owned directly by BRPLP.

As of the date hereof, BRS beneficially owned 1,772,984 shares of Common Stock.

As of the date hereof, BRF as the parent company of BRCM and BRS may be deemed to have beneficially owned the 2,189,824 shares of Common Stock beneficially owned in the aggregate by BRCM and BRS.

Bryant R. Riley may beneficially own (i) 9,678 shares of Common Stock, of which (a) 1,382 shares are held as sole custodian for the benefit of Abigail Riley, (b) 1,382 shares are held as sole custodian for the benefit of Charlie Riley, (c) 1,382 shares are held as sole custodian for the benefit of Eloise Riley, (d) 5,532 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust, and (ii) 2,189,824 shares held directly by BRF, BRPLP or BRS in the manner specified in the paragraphs above.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)	Percent of Class:

As of the date hereof, BRPLP beneficially owned 1.4% of the outstanding shares of Common Stock. BRPGP is the general partner of BRPLP. BRCM is an investment advisor to BRPLP. As a result, each of BRPGP and BRCM may be deemed to have beneficially owned 1.4% of the outstanding shares of Common Stock owned directly by BRPLP.

As of the date hereof, BRS, beneficially owned 5.8% of the outstanding shares of Common Stock.

As of the date hereof, BRF as the parent company of BRCM and BRS may be deemed to have beneficially owned 7.1% of the outstanding shares of Common Stock beneficially owned in the aggregate by BRCM and BRS.

Bryant R. Riley may beneficially own 0.03% of the outstanding shares of Common Stock and 7.1% of the outstanding shares of Common Stock held directly by BRF, BRPLP or BRS in the manner specified in the paragraphs above.

Percent of class is calculated based on 30,696,196 shares of common stock, par value $0.01 (the “Common Stock”) of Global Ship Lease, Inc. (the “Issuer”) outstanding as of January 21, 2021, as reported by the Issuer on Form 6-K filed with the SEC on January 21, 2021.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See cover page Items 5-9.
(ii)	Shared power to vote or to direct the vote: See cover page Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of: See cover page Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of: See cover page Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not Applicable.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not Applicable.
Item 8.	Identification and classification of members of the group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2021

B. RILEY FINANCIAL, INC

By: /s/ Bryant R. Riley

Name: Bryant R. Riley

Title: Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

By: /s/ Andrew Moore

Name: Andrew Moore

Title: Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By: /s/ Bryant R. Riley

Name: Bryant R. Riley

Title: Chief Executive Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

by: /s/ Bryant R. Riley

Name: Bryant R. Riley

Title: Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, LP

By: /s/ Bryant R. Riley

Name: Bryant R. Riley

Title: Chief Investment Officer

BRYANT R. RILEY By: /s/ Bryant R. Riley

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).